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SECU MMISSION

08032619

A PORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tamblyn & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Main Street Suite 270
(No. and Street)

Woodland	California	95695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Waldrop (530) 662-8675
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

Mail Processing
Section
AUG 25 2008
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4

OATH OR AFFIRMATION

I, David Waldrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tamblyn & Associates, Inc., as of June 30, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Yolo.
Subscribed and sworn (or affirmed) to before me this 28th day of July, 2008 by David Waldrop ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Alicia Nicole Licea
Notary Public

ALICIA NICOLE LICEA
COMM. #1684703
NOTARY PUBLIC - CALIFORNIA
YOLO COUNTY
My Comm. Expires July 29, 2010

D. Waldrop
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Tamblyn & Associates, Inc.:

We have audited the accompanying statement of financial condition of Tamblyn & Associates, Inc. (the Company) as of June 30, 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamblyn & Associates, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 20, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Tamblyn & Associates, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash and cash equivalents	$ 15,333
Commissions receivable	3,065
Deposit	3,000
Total assets	$ 21,398

Liabilities & Stockholders' Equity

Liabilities

Payroll taxes payable	$ 4,118
Liabilities subordinated to claims of general creditors	15,000
Total liabilities	19,118

Stockholders' equity

Common stock, $10 par value, 7,500 shares authorized, 3,417.5 shares issued and outstanding	34,175
Additional paid-in capital	59,107
Accumulated deficit	(91,002)
Total stockholders' equity	2,280
Total liabilities & stockholders' equity	$ 21,398

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Operations
For the Year Ended June 30, 2008

Revenues	
Commissions	$ 233,640
Service income	83,417
Other income	35,769
Total revenues	352,826
Expenses	
Employee compensation and benefits	198,556
Commission and floor brokerage	27,256
Communications	4,758
Occupancy and equipment rental	32,103
Interest expense	1,167
Taxes, other than income	2,930
Other operating expenses	89,025
Total expenses	355,795
Net income (loss) before income tax provision	(2,969)
Income tax provision	800
Net income (loss)	$ (3,769)

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2007	$ 34,175	$ 56,607	$ (87,233)	$ 3,549
Proceeds from additional paid-in capital	–	2,500	–	2,500
Net income (loss)	–	–	(3,769)	(3,769)
Balance at June 30, 2008	$ 34,175	$ 59,107	$ (91,002)	$ 2,280

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statements of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2008

	Subordinated debt
Balance at June 30, 2007	$ 25,000
Additions	–
(Reductions)	(10,000)
Balance at June 30, 2008	$ 15,000

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:			
Net income (loss)		$	(3,769)
Adjustments to reconcile to net income (loss) to net cash (used in) provided by operating activities:			
(Increase) decrease:			
Commissions receivable	15,811		
Prepaid expenses	3,000		
Deposit	500		
(Decrease) increase			
Bank overdraft	(284)		
Accounts payable	(12,172)		
Commission payable	(1,020)		
Payroll taxes payable	(631)		
Total adjustments			5,204
Net cash and cash equivalents provided by (used in)operating activities			1,435
Net cash and cash equivalents provided (used in) investing activities			–
Cash flows from financing activities:			
Repayment of subordinated liabilities	(10,000)		
Proceeds from issuance of additional paid-in capital	2,500		
Net cash and cash equivalents provided by (used in) financing activities			(7,500)
Net increase (decrease) in cash and cash equivalents			(6,065)
Cash and cash equivalents at beginning of year			21,398
Cash and cash equivalents at end of year		$	15,333

Supplemental disclosure of cash flow information:

Income taxes paid	$	800
Interest paid	$	1,167

Supplemental disclosure of noncash activities:
During the fiscal year ended June 30, 2008, the Company disposed of fully depreciated office furniture and equipment totaling $30,383.

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Notes to Financial Statements
June 30, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tamblyn & Associates, Inc. (the "Company") was incorporated in California on June 20, 1972, under the name Griffith and Bisset, Inc. The Company changed its name to Tamblyn & Associates, Inc. on December 30, 1992. The Company is a broker/dealer which engages in the purchase, sale and redemption of redeemable shares of registered investment companies, variable annuities, 529 plans and advisory services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities. The majority of the Company's 300 clients are located within a 40 mile radius of the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Office furniture and equipment are depreciated over their estimated useful lives of five (5) or seven (7) years. Depreciation is computed using the straight-line method for financial purposes and accelerated method for income tax purposes. Office furniture and equipment are fully depreciated, and therefore do not appear on the accompanying statement of financial condition.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotional costs are charged to operations when incurred. At June 30, 2008, advertising and promotional costs totaled $6,019, and are included in other operating expenses.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

Note 2: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowing under subordinated agreement at June 30, 2008, consists of a $15,000 subordinated equity capital loan. The note bears interest at 5% per annum, payable monthly, and has a scheduled maturity date of January 31, 2010.

Interest expense on this subordinated borrowing for the year ended June 30, 2008, was $1,167.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, the borrowing may not be repaid.

Note 3: COMMITMENTS AND CONTINGENCIES

On June 27, 2007, the Company entered into a 5 year operating lease for new office space. The lease commenced on January 1, 2008 and expires on December 31, 2012.

The Company leases various office equipment under four-year non-cancellable operating leases which terminate December 31, 2009.

Note 3: COMMITMENTS AND CONTINGENCIES (Continued)

The future minimum lease expenses are:

Year Ending June 30,	Amount
2009	$ 40,404
2010	39,858
2011	39,312
2012	39,312
2013	19,656
Thereafter	–
Total minimum lease payments	$ 178,542

Total occupancy and equipment rental amounted to $32,103 for the year ending June 30, 2008.

Note 4: 401(k) PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing plan which covers all employees who have completed one year of service and have attained an age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable. The Company's profit sharing contributions are discretionary and are determined each year. For the year ended June 30, 2008, the Company has recorded profit sharing contributions of $5,999.

Note 5: INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2008:

Federal income taxes	$ –
State income taxes	800
Total income tax provision	$ 800

Tamblyn & Associates, Inc.
Notes to Financial Statements
June 30, 2008

Note 5: INCOME TAXES
(Continued)

The Company has available at June 30, 2008, unused operating loss carry-forwards, which may be applied against future taxable income. Due to the change of ownership, the Company is limited to only $251 of preacquired net operating losses resulting in a deferred tax asset of approximately $602 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 242	2022
3,769	2028
$ 4,011	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: OWNERSHIP CHANGE

During the year ended June 30, 2008, the Company changed ownership. The former shareholders sold 100% of their shares to two (2) employees of the Company and the former majority shareholder retired as President of the Company on June 26, 2008. The transfer of ownership was completed before June 30, 2008.

Note 7: RELATED PARTY TRANSACTIONS

The Company's two (2) shareholders are supplying the Company with office furniture and equipment at no cost. Had the Company purchased or leased the office furniture and equipment, the difference in the results would be material.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company had net capital of $11,014 which was $6,014 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,118) to net capital was 0.37:1, which is less than the 15 to 1 maximum ratio allowed a broker/dealer.

Tamblyn & Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital			
Stockholders' equity			
Common stock	$ 34,175		
Additional paid-in capital	59,107		
Accumulated deficit	(91,002)		
Total stockholders' equity		$ 2,280	
Add: Additions to capital			
Subordinated liabilities	15,000		
Total allowable subordinated liabilities		15,000	
Total stockholders' equity and allowable subordinated liabilities		17,280	
Less: Non-allowable assets			
Commissions receivable	(3,065)		
Deposit	(3,000)		
Total adjustments		(6,065)	
Net capital before haircuts and undue concentration		11,215	
Less: Haircuts & undue concentration			
Haircuts on money markets	(201)		
Total haircuts and undue concentration		(201)	
Net capital		11,014	
Computation of net capital requirements			
Minimum net capital requirements			
6 ⅔ percent of net aggregate indebtedness	$ 275		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)		(5,000)	
Excess (deficit) net capital		$ 6,014	
Ratio of aggregate indebtedness to net capital	0.37:1		

There was a $1 difference between the net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008, due to rounding.

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

A computation of reserve requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

Information relating to possession or control requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under 15c3-3 (k)(2)(i).

See independent auditor's report.

Tamblyn & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008

Board of Directors
Tamblyn & Associates, Inc.:

In planning and performing our audit of the financial statements of Tamblyn & Associates, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 20, 2008

END